March 5, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler Daniel Greenspan Amy Reischauer

Re:	Hyperion Therapeutics, Inc.

Registration Statement on Form S-1

Registration No. 333-186880

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that on March 5, 2013, 1,210 copies of the Preliminary Prospectus dated March 5, 2013, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on March 7, 2013, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

LEERINK SWANN LLC

COWEN AND COMPANY, LLC

As Representatives of the

Prospective Underwriters

LEERINK SWANN LLC

By:	/s/ Brian Giraudo

	Name:	Brian Giraudo

	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Grant Miller

	Name:	Grant Miller

	Title:	Head of Equity Capital Markets

[Signature Page to Acceleration Request]